Media Release 8 November 2017

Exhibit 99.1

JAMES HARDIE TO ACQUIRE FERMACELL TO CREATE
A LEADING BUILDING MATERIALS BUSINESS IN EUROPE

•	Europe’s Leading Producer of Premium Fiber Gypsum Boards Provides James Hardie with a Significant European Presence and Differentiated Platform to Accelerate Growth Throughout Europe

•	Diversifies James Hardie’s Geographic, Product and End-Market Business Portfolio

•	Opportune Time to Increase Exposure to Large and Affluent European Construction Market

James Hardie Industries plc (ASX:JHX), the number one global fiber cement siding manufacturer, today announced that it has entered into a definitive agreement to acquire German-based XI (DL) Holdings GmbH and its subsidiaries (including, but not limited to, Fermacell GmbH) from Xella International S.A. in an all-cash transaction valued at €473 million (approximately US$549 million). The acquisition is expected to close in the fourth quarter of James Hardie’s 2018 fiscal year and is subject to customary closing conditions.

Fermacell is Europe’s number one fiber gypsum board manufacturer, with more than 70 percent share of the category, and also produces cement-bonded boards. This highly complementary acquisition provides James Hardie with a robust growth platform for expanding its fiber cement business into the large and affluent European market. Similar to James Hardie, Fermacell is the leader of a premium, differentiated product category, and has strong brand recognition, deep customer relationships, broad distribution and a pull-through, technical sales force. These qualities have enabled Fermacell to grow sales at above market indexes, as well as deliver strong returns and cash flow.

Louis Gries, Chief Executive Officer of James Hardie, commented, “Fermacell’s market position, go-to-market strategy and strong management team will enable us to scale and accelerate our European business, which has long been a strategic goal. Fermacell will diversify our geographic, product and end-market portfolio, complementing our strong positions in North America and Australasia, and will create significant growth opportunities and drive long-term value for customers, employees and shareholders.”

Dr. Jack Truong, President, International Operations of James Hardie, said, “Fermacell is a high-quality business that, in its structure and values, is compatible with James Hardie. Its focus on technical expertise and relationships with builders, installers and architects to create end-user demand for its products is an excellent fit for our Company. Fermacell’s broad European footprint and capabilities provide the right enabling platform to accelerate our fiber cement business growth in Europe. We are also excited about the future growth opportunities of Fermacell’s core business in regions such as the UK, France, and Scandinavia.”

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James Hardie expects the transaction to be accretive in the second full fiscal year following the close. In the first full fiscal year following the close, James Hardie expects the transaction to be accretive excluding transaction, integration and other one-time costs. Fermacell will account for approximately 15 percent of total global revenue of the combined business. James Hardie intends to fund the acquisition with debt financing.

James Hardie will conduct a management briefing on its 2nd Quarter FY18 results and the Fermacell acquisition on Thursday 9 November 2017 at 10:00am AEDT.

Advisors
HSBC is acting as sole financial advisor, as well as providing committed debt financing for the acquisition on a sole basis, and DLA Piper is acting as legal advisor to James Hardie.

About James Hardie Industries plc
James Hardie Industries plc is a world leader in the manufacture of fiber cement siding and backerboard. Our products are used in a number of markets, including new residential construction (single and multi-family housing), manufactured housing, repair and remodeling and a variety of commercial and industrial applications. We manufacture numerous types of fiber cement products with a variety of patterned profiles and surface finishes for a range of applications, including external siding and trim and soffit lining, internal linings, facades and floor and tile underlay. Our current primary geographic markets include the United States of America, Canada, Australia, New Zealand, the Philippines and Europe. James Hardie Industries plc is a “public limited company,” incorporated and existing under the laws of Ireland.

Forward-Looking Statements

This Media Release contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the Company’s future performance;

•	projections of the Company’s results of operations or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

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•	expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;

•	expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;

•
expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;

•
statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•
statements about economic conditions, such as changes in the US economic or housing recovery or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 18 May 2017, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or

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defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

CONTACTS

Media/Analyst Enquiries
Jason Miele
Vice President, Investor and Media Relations
+61 2 8845 3352
media@jameshardie.com.au

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